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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Rubio's Restaurants, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78116B102

(Cusip Number)

January 21, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 4 pages

13G
CUSIP No. 78116B102

1.	Name of Reporting Person: Ralph Rubio		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,138,447(1)

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 1,138,447(1)

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,138,447(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.5% as of December 28, 2003

12.	Type of Reporting Person: IN

(1)	1,096,220 of the shares are held by Mr. Rubio in trust for the benefit of Mr. Rubio and his family; 34,060 of the shares are held by Mr. Rubio, as custodian for the benefit of his minor children; the remaining 8,167 shares represent options exercisable by Mr. Rubio within 60 days after December 28, 2003.

Page 2 of 4 pages

Item 1.

(a)	Name of Issuer: Rubio’s Restaurants, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 1902 Wright Place, Suite 300, Carlsbad, CA 92008.

Item 2.

(a)	Name of Person Filing: Ralph Rubio.

(b)	Address of Principal Business Offices or, if none, Residence: 1902 Wright Place, Suite 300, Carlsbad, CA 92008.

(c)	Citizenship: United States of America.

(d)	Title of Class of Securities: Common Stock, par value $0.001 par value per share.

(e)	CUSIP Number: 78116B102.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Not applicable.

Item 4. Ownership

(a)	Amount Beneficially Owned: See Row 9 of cover page.

(b)	Percent of Class: See Row 11 of cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page.

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     Not applicable.

Page 3 of 4 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

January 21, 2004

Date

/s/ Ralph Rubio

Signature

Ralph Rubio

Name/Title

Page 4 of 4 pages